Exhibit 99.2

Securities Purchase Agreement

This Securities Purchase Agreement (this “Agreement”) is dated as of March_______, 2023 between Fangdd Network Group Ltd., a Cayman Islands exempted company (the “Company”), and the purchaser identified on the signature page hereto (including its successors and assigns, the “Purchaser”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

1.             Sale and Purchase.

1.1           Sale and Purchase of ADSs. Subject to the terms and conditions set forth herein, the Company hereby agrees to sell, and the Purchaser, agrees to purchase, certain number of American depositary shares of the Company (“ADSs”), each representing 375 Class A ordinary shares, par value US$0.0000001 per share, of the Company (“Class A Ordinary Shares”), at a purchase price of US$0.6208 per ADS. The number of ADSs to be purchased by the Purchaser and the corresponding aggregate purchase price (the “Aggregate Purchase Price”) are as specified below the Purchaser’s name on the signature page of this Agreement.

1.2           Closing. The consummation of the sale and purchase of the ADSs hereunder (the “Closing”, and the date of the Closing, the “Closing Date”) shall take place on the date as agreed by the Company and the Purchaser and be held remotely via electronic exchange of documents or at such other location and date as may be agreed upon in writing by the Company and the Purchaser. The Closing shall take place on the terms and subject to the satisfaction or, to the extent permissible, waiver by the party entitled to the benefit of the conditions set forth in Section 1.4 (other than conditions that by their nature are to be satisfied at that Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions).

1.3           Payment for and Issuance of ADSs. Prior to the Closing Date, the Purchaser shall deliver the Aggregate Purchase Price by wire transfer of immediately available funds in U.S. dollars to the bank account designated by the Company. On the Closing Date, the Company shall issue and direct The Bank of New York Mellon, depositary for the Company’s ADS facility (the “Depositary”), to deliver the number of ADSs fully paid for by the Purchaser to the Purchaser’s brokerage account as specified below the Purchaser’s name on the signature page of this Agreement.

1.4           Closing Conditions.

(a)           The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i)             the accuracy of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date) in all material respects on the Closing Date;

(ii)            all obligations, covenants and agreements of the Purchaser required to be performed on or prior to the Closing Date shall have been performed;

(iii)           the delivery by the Purchaser of this Agreement duly executed by the Purchaser; and

(iv)          the receipt by the Company of the Aggregate Purchase Price.

(b)           The obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i)             the accuracy of the representations and warranties of the Company contained herein (unless as of a specific date therein) in all material respects when made and on the Closing Date;

(ii)            all obligations, covenants and agreements of the Company required to be performed on or prior to the Closing Date shall have been performed; and

(iii)          the delivery by the Company of this Agreement duly executed by the Company.

2.             Representations and Warranties of the Company. Except as set forth in the final prospectus filed for the Shelf Registration Statement (as defined below) in relation to the sale and purchase of the ADSs hereunder (the “Prospectus”) or the supplement to the Prospectus complying with Rule 424(b) of the Securities Act (the “Prospectus Supplement”), the Company hereby makes the following representations and warranties to the Purchaser that as of the Closing Date:

(a)             Organization and Qualification. The Company is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and each subsidiary of the Company is duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization. Each of the Company and its subsidiaries has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently being conducted, and is duly qualified or licensed to do business in all material respects in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

(b)           Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to execute and deliver this Agreement and any other documents or agreements executed in connection with the transactions contemplated hereunder (the “Transaction Documents”) and to perform its obligations thereunder. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Shares, have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document to which the Company is a party has been or will be duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Purchaser and the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

(c)            Issuance of the ADSs; Registration. The Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens imposed by the Company. The Company has prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-3 (File No. 333-267397) (the “Shelf Registration Statement”) in conformity with the requirements of the Securities Act which registers the sale of the Class A Ordinary Shares represented by the ADSs, which became effective on September 29, 2022, including the Prospectus, and such amendments and supplements thereto as may have been required to the date of this Agreement. The Company and the Depositary have prepared and filed with the SEC a registration statement relating to ADSs on Form F-6 (File No. 333-234295) for registration under the Securities Act (the “ADS Registration Statement”). The Shelf Registration Statement and ADS Registration Statement are effective under the Securities Act and no stop order preventing or suspending the effectiveness of the Shelf Registration Statement or suspending or preventing the use of the Prospectus has been issued by the SEC and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the SEC. The Company was at the time of the filing of the Shelf Registration Statement eligible to use Form F-3. The Company is eligible to use Form F-3 under the Securities Act and it meets the transaction requirements with respect to the aggregate market value of securities being sold pursuant to this offering and during the twelve (12) months prior to this offering, as set forth in General Instruction I.B.5 of Form F-3.

(d)           Capitalization. The authorised share capital of the Company is US$5,000 divided into 5,000,000,000 shares. All issued and outstanding ordinary shares of the Company have been duly authorized and validly issued and are fully paid and non-assessable, were issued in compliance with applicable U.S. and other applicable securities laws and were not issued in violation of any preemptive right, resale right or right of first refusal.

(e)           No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Shares, will not (i) result in a violation of the Amended and Restated Memorandum and Articles of Association of the Company in effect as of the date of this Agreement, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement to which the Company is a party, or (iii) result in a violation of any law applicable to the Company or by which any property or asset thereof is bound, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under the Transaction Documents to which it is a party.

(f)            Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filing with the SEC of the Prospectus Supplement and (ii) such other filings as are required to be made under applicable federal and state securities laws.

(g)           Nasdaq Listing. The ADSs are registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the ADSs are listed on The Nasdaq Stock Market. The issuance and sale of the Shares under this Agreement and the transactions contemplated hereby do not contravene the rules and regulations of The Nasdaq Stock Market.

(h)           No Additional Representations. The Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate delivered by the Company to the Purchaser in accordance with the terms thereof.

3.             Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a)           Organization; Authority. The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)           Understandings or Arrangements. The Purchaser is acquiring the ADSs as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such ADSs (this representation and warranty not limiting the Purchaser’s right to sell the ADSs pursuant to the Shelf Registration Statement or otherwise in compliance with applicable federal and state securities laws). The Purchaser is acquiring the ADSs hereunder in the ordinary course of its business.

(c)           Experience of the Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the ADSs, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the ADSs and, at the present time, is able to afford a complete loss of such investment.

(d)           Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and all reports, schedules, forms, statements and other documents filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein, together with the Prospectus and the Prospectus Supplement and, subject to the Company’s need to comply with Regulation FD, has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the ADSs and the merits and risks of investing in the ADSs; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(e)           General Solicitation. The Purchaser is not purchasing the ADSs as a result of any advertisement, article, notice or other communication regarding the ADSs published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to our knowledge, any other general solicitation or general advertisement.

4.             Confidentiality

(a)           Each party hereto shall and shall cause its representatives to, unless otherwise required by applicable law or stock exchange rules, (i) keep confidential and shall not disclose to any person the existence and substance of any Transaction Document, the negotiations relating to any Transaction Document and any non-public information with respect to the foregoing (collectively, “Confidential Information”); provided, however, that each party and its respective representatives may disclose such information to their respective affiliates, permitted assignees, financing sources, partners, shareholders, senior management, employees, professional advisors, agents in each case only where such persons are bound by appropriate non-disclosure obligations and have agreed to maintain the confidentiality of such information. Nothing herein shall restrict the Company from making required disclosure as reasonably necessary.

(b)           Confidential Information shall not include any information that is (i) previously known on a non-confidential basis by the receiving party or any of its representatives, (ii) in the public domain through no fault of such receiving party or any of its representatives, (iii) received from a person (other than the other party hereto or its representatives), so long as such person was not subject to a duty of confidentiality to that other party hereto, or (iv) developed independently by or on behalf of the receiving party or any of its representatives without reference to Confidential Information of the disclosing party.

5.             Miscellaneous.

5.1             Termination. This Agreement may be terminated by the Company by written notice to the Purchaser if the Closing has not been consummated on or before March 16, 2023.

5.2             Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

5.3             Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, the Prospectus and the Prospectus Supplement, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4             Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:00 p.m. (Hong Kong time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a business day or later than 5:30 p.m. (Hong Kong time) on any business day, (c) the second (2nd) business day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

5.5             Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. Any amendment effected in accordance with this Section 5.5 shall be binding upon the Purchaser and holder of ADSs and the Company.

5.6             Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7             Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser (other than by merger). The Purchaser may assign any or all of its rights under this Agreement to any person to whom such Purchaser assigns or transfers any ADSs, provided that such transferee agrees in writing to be bound, with respect to the transferred ADSs, by the provisions of the Transaction Documents that apply to the “Purchaser.”

5.8             No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

5.9             Governing Law. This Agreement shall be governed by and construed under the laws of Hong Kong without regard to principles of conflict of laws thereunder. Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be one. The arbitration proceedings shall be conducted in English.

5.10             Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.11             Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.12             Remedies. The parties hereto acknowledge and agree that irreparable harm would occur for which money damages would not be an adequate remedy if any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, in addition to any other remedies at law or in equity, each party hereto shall be entitled to injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting any bond or other undertaking.

5.13             Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices, ADSs in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the ADSs and Class A Ordinary Shares that occur after the date of this Agreement.

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[SIGNATURE PAGE TO FANGDD SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

The Company:	The Purchaser:

Fangdd Network Group Ltd.

By:	By:
Name:	Name:
Title:	Title:

Address for Notice: Email:

Address for Notice:

Attention:

Email:

Number of ADSs:

Aggregate Purchase Price:

Beneficial Account Name:

Beneficial Account Number:

DTC Participant Name:

DTC Participant Number:

DTC Participant Contact Information: